Exhibit 18

February 22, 2007

Board of Directors and Management

Whirlpool Corporation

Benton Harbor, MI

Ladies and Gentlemen,

Note 1 of the Notes to the Consolidated Financial Statements of Whirlpool Corporation (“Company”) included in its Form 10-K for the year ended December 31, 2006 describes a change in the classification of shipping and handling costs from selling, general and administrative expenses to cost of sales. We conclude that such change in classification is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reason, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP